SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
_________________ FORM 8-A _________________
For Registration of Certain Classes of Securities Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act
SeaBright Insurance Holdings, Inc. (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
Delaware (State or other jurisdiction of incorporation)	56-2393241 (IRS Employer Identification No.)
1501 4th Avenue, Suite 2600 Seattle, Washington (Address of principal executive offices)	98101 (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to:
General Instruction A.(c), please check the following box.          ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to:
General Instruction A.(d), please check the following box             ☐

Securities Act registration statement file number to which this form relates:	Not applicable
Securities to be registered pursuant to Section 12(b) of the Act:
Title of Each Class to be so Registered	Name of Each Exchange on which Each Class is to be Registered
Common Stock, par value $0.01 per share	New York Stock Exchange
Securities to be registered pursuant to Section 12(g) of the Act:	None
(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

This Form 8-A is being filed in connection with the listing of the Common Stock, par value $.01 per share (the “Common Stock”), of SeaBright Insurance Holdings, Inc. (“SeaBright,” “we” or “us”) on the New York Stock Exchange on or about November 6, 2008, and SeaBright’s related voluntary withdrawal of the listing of the Common Stock on the NASDAQ Global Select Market.

The following summary is a description of our capital stock pursuant to our amended and restated certificate of incorporation and bylaws. The following summary of certain provisions of the common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our amended and restated certificate of incorporation, and by the provisions of applicable law.

Our authorized capital stock consists of 75,000,000 shares of common stock, par value $0.01 per share, 750,000 shares of Series A preferred stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of September 30, 2008, there were 21,362,312 shares of common stock outstanding and no shares of preferred stock outstanding. In addition, as of September 30, 2008, a total of 1,078,541 shares of common stock were reserved for issuance upon exercise of outstanding options.

Common Stock

Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences to which holders of preferred stock may be entitled, holders of common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. If there is a liquidation, dissolution or winding up of SeaBright, holders of common stock would be entitled to share in our assets remaining after the payment of liabilities, and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by the rights of the holders of shares of any series of preferred stock which we may designate in the future.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, to issue shares of preferred stock in one or more series without stockholder approval. Each series of preferred stock will have the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as will be determined by the board of directors. The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays and uncertainties associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisition and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of our outstanding voting stock. Our board of directors may issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of our common stock. There are no current agreements or understandings for the issuance of preferred stock, and our board of directors has no present intention to issue any shares of preferred stock.

Series A Preferred Stock

Our amended and restated certificate of incorporation provides that for so long as shares of Series A preferred stock are issued and outstanding, the Series A preferred stock has the rights, preferences and limitations set forth in the amended and restated certificate of incorporation. All of the Series A preferred stock was converted to common stock in connection with our initial public offering, and no shares of Series A preferred stock are outstanding. Each holder of our Series A preferred stock was entitled to vote on all matters submitted to the stockholders for a vote together with the holders of common stock voting together as a single class, with each share of common stock entitled to one vote per share and each share of Series A preferred stock entitled to a number of votes equal to the number of shares of common stock issuable upon conversion of a share of Series A preferred stock as of the record date for the vote. When, as and if and to the extent permitted under the Delaware General Corporation Law, our board of directors declares or pays any dividends upon our common stock, holders of the Series A preferred stock would be entitled to dividends which would have been declared and paid with respect to the common stock issuable upon conversion of the Series A preferred stock. Upon a liquidation, dissolution or winding up of SeaBright, before any distribution or payment would be made upon any junior securities (including our common stock), each holder of Series A preferred stock would be entitled to an amount in cash equal to the greater of (i) the aggregate liquidation value of all shares held by that holder and (ii) the amount to which that holder would be entitled to receive upon a liquidation, dissolution or winding up if all of that holder’s Series A preferred stock were converted into common stock immediately prior to such event. The liquidation value of the Series A preferred stock was $100. So long as shares of Series A preferred stock were outstanding, we were not permitted to redeem, purchase or otherwise acquire any junior securities (including our common stock) or directly or indirectly pay or declare any dividend or make any distribution upon any junior securities (including our common stock), subject to certain exceptions. The Series A preferred stock was convertible into shares of our common stock upon the terms and conditions set forth in our amended and restated certificate of incorporation. There were no sinking fund provisions applicable to the Series A preferred stock. There are no current agreements or understandings for the issuance of Series A preferred stock, and our board of directors has no present intention to issue any shares of Series A preferred stock.

Effect of Amended and Restated Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

Our amended and restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. In addition, our amended and restated certificate of incorporation and bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by a resolution adopted by a majority of our board of directors or by our chief executive officer. Stockholders are not permitted to call a special meeting or require our board of directors to call a special meeting. Our amended and restated certificate of incorporation also provides that directors may be removed from office only for cause, at a meeting called for that purpose, and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all outstanding shares of common stock entitled to vote generally for the election of directors, voting together as a single class.

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before our annual meeting of stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws do not give our board of directors the power to approve or disapprove stockholder nominations of director candidates or proposals regarding other business to come before a special or annual meeting, the bylaws may have the effect of precluding the conduct of proposed business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation and by-laws provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal specified provisions. This requirement of a super-majority vote to approve amendments to our amended and restated certificate of incorporation and bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to that date, the board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Limitation of Liability and Indemnification of Directors and Officers

As permitted by the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;
•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or
•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law and we may advance expenses to our directors, officers and employees in connection with a legal proceeding, subject to limited exceptions. As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation provides that:

•	we shall indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and
•

we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

Corporate Opportunities and Transactions with Summit Partners

In recognition that directors, officers, stockholders, members, managers and/or employees of Summit Partners and its affiliates and investment funds (collectively, the “Summit Entities”) may serve as our directors and/or officers, and that the Summit Entities may engage in similar activities or lines of business that we do, our amended and restated certificate of incorporation provides for the allocation of certain corporate opportunities between us and the Summit Entities. Specifically, none of the Summit Entities or any director, officer, stockholder, member, manager or employee of the Summit Entities has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any Summit Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy in such corporate opportunity, and the Summit Entity will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, if a director or officer of our company who is also a director, officer, member, manager or employee of any Summit Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us and a Summit Entity, we will not have any expectancy in such corporate opportunity unless such corporate opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company.

In recognition that we may engage in material business transactions with the Summit Entities, from which we are expected to benefit, our amended and restated certificate of incorporation provides that any of our directors or officers who are also directors, officers, stockholders, members, managers and/or employees of any Summit Entity will have fully satisfied and fulfilled his or her fiduciary duty to us and our stockholders with respect to such transaction, if:

•

the transaction was approved, after being made aware of the material facts of the relationship between each of SeaBright or a subsidiary thereof and the Summit Entity and the material terms and facts of the transaction, by (i) an affirmative vote of a majority of the members of our board of directors who do not have a material financial interest in the transaction (“Interested Persons”) or (ii) an affirmative vote of a majority of the members of a committee of our board of directors consisting of members who are not Interested Person; or

•	the transaction was fair to us at the time we entered into the transaction; or
•	the transaction was approved by an affirmative vote of the holders of a majority of shares of our common stock entitled to vote, excluding the Summit Entities and any Interested Person.

By becoming a stockholder in our company, you are deemed to have notice of and consented to these provisions of our amended and restated certificate of incorporation. Any amendment to the foregoing provisions of our amended and restated certificate of incorporation requires the affirmative vote of at least 80% of the voting power of all shares of our common stock then outstanding.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.

Item 2.	Exhibits.

Pursuant to the Instructions as to Exhibits for Form 8-A, no exhibits are required to be filed, because no other securities of the Company are registered on the New York Stock Exchange and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 4, 2008	SeaBright Insurance Holdings, Inc.
(Registrant)

By:	John G. Pasqualetto

Name:	John G. Pasqualetto
Title:	Chairman, President and Chief Executive Officer